Exhibit 99.1

Immuron CEO Dr. Gary S. Jacob to Present at the ThinkEquity Conference on May 2, 2019

Melbourne, Australia, April 29, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immuno-therapeutics for the treatment of gut mediated diseases, today announced that CEO Dr. Gary S. Jacob will present at the ThinkEquity Conference on Thursday, May 2nd at the Mandarin Oriental Hotel, New York, New York. Dr. Jacob’s presentation is scheduled for 8:00-8:30 am Eastern time in the South Salon II room. Management will also be holding one-on-one meetings with investors and analysts during the conference.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron’s technology platform utilizes highly specific vaccines administered to cows for the generation of hyperimmune antibody-rich bovine colostrum, providing a means of antimicrobial therapy without the drawbacks of antibiotics to treat gut-mediated diseases. The Company currently markets Travelan® in Australia for the prevention of Travelers’ Diarrhea, and markets Travelan® in the U.S. and Canada as a dietary supplement for digestive tract protection. Immuron’s lead clinical candidate, IMM-124E, is presently in Phase II trials in alcoholic steatohepatitis (ASH) and pediatric nonalcoholic fatty liver disease (NAFLD). Immuron recently announced plans to pursue clinical development of IMM-124E, its bovine polyclonal antibody drug candidate, through a formal FDA registration pathway as a drug to prevent travelers’ diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in C. difficile patients. The Company recently announced plans to file an IND with FDA to focus further development of the drug candidate specifically to treat patients with recurrent disease.

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

For more information visit: http://www.immuron.com.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Level 3, 62 Lygon Street,		www.immuron.com	Phone:	+ 61 (0)3 9824 5254
Carlton South, Victoria			Facsimile:	+ 61 (0)3 9822 7735
AUSTRALIA	3053	ABN: 80 063 114 045